AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

June 14, 2013

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:              John Reynolds, Assistant Director

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 27, 2012

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 7, 2013 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Gross Profit, page 22

1.              We note your response to comment 3 of our letter dated May 24, 2013 indicating that similar economic characteristics of ABDC and ABSG do not necessitate addressing gross profits contributed by specialty in MD&A.  With a view to clarifying disclosure in future filings, please advise us in quantitative and qualitative terms of the extent to which your specialty and non-specialty margins are significantly different.  We note, in this regard, relevant discussion during earnings calls, for example, the following statement by your CEO on the January 24, 2013 call: “Well, clearly our margins are better in the Specialty business.  That is a fact.”

Response:

As noted in our response to your letter dated May 24, 2013, our Chief Operating Decision Maker (“CODM”) evaluates the performance of our operating segments using the operating income of each segment.  Our CEO’s comments in the January 24, 2013 call are based on the fact that the operating income margins of ABSG have historically been higher than those of ABDC.  However, both businesses are high volume, low margin businesses and historically, the operating income margins of ABDC and ABSG have not been significantly different. Consistent with our historical practice and with the objective of clarifying disclosures in future filings, we will continue to provide both quantitative and qualitative analysis of significant transactions or events that have a significant impact on the gross and operating income margins of both ABDC and ABSG.

2.              We also note the statements in your current and prior responses regarding what determines whether a specialty product falls within ABSG as opposed to ABDC; that ABDC is ABSG’s largest customer; and that ABSG’s facilities focus primarily on complex disease treatment regimens.  Your Form 10-K states on page two that specialty pharmaceuticals business represented $16.4 billion in revenue in fiscal 2012, which was the amount attributed to ABSG.  In future filings, where you first address specialty, please clarify (1) what determines whether specialty sales fall within ABSG as opposed to ABDC, as explained in your response, and (2) the extent to which ABSG and ABDC report specialty sales.

Response:

In response to the Staff’s request, we confirm that in future filings, where we first address specialty, we will clarify what determines whether specialty sales fall within ABSG as opposed to ABDC, as explained in our initial response.  Additionally, we will clarify the relative extent to which ABSG and ADBC report specialty sales.

3.              In addition, we note that the statement that there is no material risk or uncertainty associated with products or services switching between ABSG and ABDC.  Please advise us of any significant risk associated with specialty sales losing such status.  In this regard, we note the CEO’s statement in your recent earnings call that “if we don’t keep oncology being special and cancer treatment being special, then we won’t have a chance to create that differentiated margin.  So really important for us to do that.”

Response:

We recently reported on page 19 in our Form 10-Q for the quarter ended March 31, 2013 that a portion of sales to community oncologists (ABSG sales) has shifted to hospitals (ABDC sales).  While this shift has had an impact on the margin of our oncology business unit (a component of the ABSG operating segment), the impact to ABSG’s, ABDC’s, and the overall operating income margin of the Pharmaceutical Distribution segment was minimal.  As noted previously, the operating income margin of ABSG has historically been higher, but not significantly different than that of ABDC, which is the basis of our CEO’s comments noted above.  Because the operating income margins of ABSG and ABDC have not been significantly different, we do not believe there are any significant risks associated with products or services switching between ABSG and ABDC when considering the operating results of the Pharmaceutical Distribution segment taken as a whole.

*                              *                              *

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

/s/ Tim G. Guttman

Tim G. Guttman
Senior Vice President and
Chief Financial Officer

cc:                                Adam Turk

James Lopez